Exhibit 99.1

Nasdaq Confirmed AGM Group Holdings Inc. Complies with The Nasdaq Listing Rules

Hong Kong, August 11, 2026 (GLOBE NEWSWIRE) -- AGM Group Holdings Inc. (“AGM Holdings” or the “Company”) (NASDAQ: AGMH), an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment, received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”).

On May 18, 2026, the Company received a letter from Nasdaq indicating that, because the Company had not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing. On August 7, 2026, the Company filed the Form 20-F for the fiscal year ended December 31, 2025, with the SEC. Accordingly, Nasdaq has determined that the matter is closed.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company specializing in the assembling and sales of high-performance hardware and computing equipment. With a mission to become a key participant and contributor in the global blockchain ecosystem, AGMH focuses on the research and development of blockchain-oriented Application-Specific Integrated Circuit (ASIC) chips, the assembling and sales of high-end crypto miners for Bitcoin and other cryptocurrencies. For more information, please visit: www.agmhgroup.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM GROUP HOLDINGS INC.
Investor Relations Department
Email: ir@agmhgroup.com
https://agmhgroup.com/